Exhibit 99.1

Galapagos selected for Stoxx Europe 600 Index

Mechelen, Belgium; 24 November 2016, 07.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces that Stoxx has selected Galapagos NV for inclusion in the Stoxx Europe 600 Index, effective 19 December 2016.

"After the inclusion of Galapagos in the BEL20 Index last March and, as first biotechnology company ever, in the AEX Index last June, we are pleased to be subsequently selected for inclusion in the Stoxx Europe 600 Index as well. The year 2016 has truly reflected the evolution of Galapagos from a pioneering target discovery company to an integrated biopharmaceutical powerhouse," says Onno van de Stolpe, CEO and Founder.

Stoxx Ltd. is a global index provider, currently calculating a global, comprehensive index family of over 7,500 strictly rules-based and transparent indices. Best known for the leading European equity indices EURO Stoxx 50, Stoxx Europe 50 and Stoxx Europe 600, Stoxx Ltd. maintains and calculates the Stoxx Global index family which consists of total market, broad and blue-chip indices for the regions Americas, Europe, Asia/Pacific and sub-regions Latin America and BRIC (Brazil, Russia, India and China) as well as global markets.[1]

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 480 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

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[1] Source: www.stoxx.com